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                               April 21, 2021

       Shibasish Sarkar
       Chief Executive Officer
       International Media Acquisition Corp.
       1604 US Highway 130
       North Brunswick, NJ 08902

                                                        Re: International Media
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed April 7, 2021
                                                            File No. 333-255106

       Dear Mr. Sarkar:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed April 7, 2021

       Use of Proceeds, page 50

   1. You disclose that you have agreed to pay Ontogeny Capital (BVI) Ltd. $1,500,000 (or
                                                        $1,725,000 if the size
of the initial public offering is greater than or equal to $230 million)
                                                        for certain management
consulting and corporate advisory services. In addition, upon the consummation of your
initial business combination, you have agreed to pay Ontogeny
                                                        Capital (BVI) Ltd.
$2,875,000 for certain management consulting and corporate advisory services. We note that
the management consulting and corporate advisory
                                                        services agreement
filed as Exhibit 10.8 with your registration statement only appears to describe the potential
amount of $1,725,000 in management consulting and advisory fees.
                                                        Please revise or
advise.
 Shibasish Sarkar
International Media Acquisition Corp.
April 21, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-
3642 with any other questions.



                                                           Sincerely,
FirstName LastNameShibasish Sarkar
                                                           Division of
Corporation Finance
Comapany NameInternational Media Acquisition Corp.
                                                           Office of Energy &
Transportation
April 21, 2021 Page 2
cc:       Giovanni Caruso, Esq.
FirstName LastName